Filed Pursuant to Rule 253(g)(2)

File No. 024-11619

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of the Offering Circular: October 8, 2021

November 19, 2021

CarbonMeta Technologies, Inc.

f/k/a

CoroWare, Inc.

13110 NE 177th Place, Suite 145

Woodinville, WA 98072

This document (the “Supplement”) supplements the Offering Circular of CarbonMeta Technologies, Inc. f/k/a/ CoroWare, Inc. (the “Company”) filed on August 31, 2021, as amended on September 3, 2021, September 17, 2021 and October 5, 2021 and as qualified by the Securities and Exchange Commission on October 8, 2021 (the “Offering Circular”) relating to the offer and sale by us of up to 10,000,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.0005, for an offering amount of $5,000,000 (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

●	Update the name of the Company to CarbonMeta Technologies, Inc. throughout the Offering Circular;

Name Change of the Company

On or about July 28, 2021, the Company filed Articles of Amendment to its Amended and Restated Certificate of Incorporation with the State of Delaware to reflect a name change from CoroWare, Inc. to CarbonMeta Technologies, Inc. Our Common Stock is traded on the OTCMarket Pink Open Market under the stock symbol “COWI.”

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to the Offering Circular to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodinville, Washington, on November 9, 2021.

CarbonMeta Technologies, Inc.

By:	/s/ Lloyd Spencer
Name:	Lloyd Spencer
Title:	Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lloyd Spencer	Director	November 9, 2021
Lloyd Spencer

CarbonMeta Technologies, Inc.

f/k/a

CoroWare, Inc.

13110 NE 177th Place, Suite 145

Woodinville, WA 98072

$5,000,000.00

10,000,000,000 SHARES OF COMMON STOCK

$0.0005 PER SHARE